For Immediate Release

NORSAT ANNOUNCES 2013 SECOND QUARTER FINANCIAL RESULTS

Company posts EBITDA of $0.8 million and Revenue of $8.6 million

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call today, August 8, 2013, at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2013 second quarter financial results. To access the conference call, please dial toll-free 1-888-396-8049 or 416-764-8646. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Vancouver, British Columbia – August 8, 2013 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the second quarter ended June 30, 2013. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

($000’s) except per share amounts	Three months ended June 30				Six months ended June 30
	2013	2012	Change	Change	2013	2012	Change	Change
	$	$	$	%	$	$	$	%

Revenue	8,598	10,425	(1,827)	(18%)	16,952	20,835	(3,883)	(19%)
Gross profit	3,685	4,426	(741)	(17%)	7,047	8,984	(1,937)	(22%)
Gross profit %	43%	42%	1%		42%	43%	(1%)
EBITDA (1)	819	734	85	12%	1,617	1,890	(273)	(14%)
Net earnings from continuing operations	914	2,805	(1,891)	(67%)	1,327	3,360	(2,033)	(61%)
Net loss from discontinued operations	-	(34)	34	100%	-	(72)	72	100%
Net earnings for the period	914	2,771	(1,857)	(67%)	1,327	3,288	(1,961)	(60%)
Net earnings per share – basic and diluted	0.02	0.05	(0.03)	(60%)	0.02	0.06	(0.04)	(67%)

Weighted average common shares outstanding	#	#			#	#
Basic	57,831	58,197			57,933	58,257
Diluted	57,868	58,197			57,989	58,257

(1) EBITDA is a Non-IFRS Measure that is defined in the Q2 2013 Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Second Quarter 2013 Overview

•	On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication systems company, for cash consideration of $0.5 million
•	Second quarter revenue was $8.6 million, compared to $10.4 million during the same period in 2012
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•	Gross margin increased to 43%, from 42% in Q2 2012
•	Second quarter EBITDA increased to $0.8 million, from $0.7 million in Q2 2012

“The second quarter of 2013 brought continued market challenges, with sales negatively affected by the US government’s budget sequestration and by ongoing economic uncertainty in some of our markets,” said Dr. Amiee Chan, President and CEO of Norsat.

“Total second quarter sales declined to $8.6 million, from $10.4 million a year ago, reflecting customers continuing to cut back inventory levels and delay programs. Although we have a relatively fixed cost structure, we continue to maintain strict cost discipline across our operations. We were successful in decreasing total second quarter expenses, excluding government funding and foreign exchange gains/losses, by $0.5 million, or 11%, compared to a year ago. This, in turn, helped us maintain positive EBITDA results.”

“We also continued to implement our strategy of broadening our portfolio of products and services, while diversifying our customer base. We successfully increased our market penetration in Europe, the Middle East and Latin America during the second quarter. Additionally, we acquired certain assets of a US-based satellite communication systems company, which has augmented our product portfolio and enhanced intellectual property (IP) for our Satellite Solutions and Microwave Products business units. We have now successfully transitioned the CVG assets to our Richmond, BC facility, where we are making good progress on integration. We have since accelerated development of some of our new product lines. By the end of the second quarter, we had recognized $70,000 in revenues from these new products and we are optimistic about their future prospects.” said Dr. Chan.

Financial Review

For the three months ended June 30, 2013

For the three months ended June 30, 2013, Norsat recorded total sales of $8.6 million, compared to $10.4 million in Q2 2012.

On a segmented basis, second quarter sales from the Sinclair Technologies segment were $5.2 million, compared to $6.4 million during the same period in 2012. The year-over-year change reflects reduced government spending in Canada and the negative impact of the US government budget sequestration.

Satellite Solutions sales were $1.6 million, which is comparable to $1.7 million in Q2 2012.

Second quarter Microwave Products sales declined to $1.8 million, from $2.3 million last year. The Microwave segment was significantly impacted by the US budget sequestration, which has caused delays on customer projects and reduced purchasing activity.

On a consolidated basis, second quarter gross profit margin increased to 43%, from 42% in Q2 2013. This increase reflects increased margins on Satellite Solutions and Microwave Products sales, in part due to a greater proportion of higher-margin products and services in the revenue mix. The increase also reflects the reversal of the $0.2 million accrual for SADI royalties recorded in the first quarter of 2013. Management now believes it is unlikely the Company will meet the revenue growth requirements that would trigger royalty payment obligations under the terms of the SADI I contract. As a result of this assessment, the first quarter royalty accrual was reversed, which in turn, decreased cost of sales and accrued liabilities in the second quarter.

Second quarter gross margins from the Sinclair Technologies segment were 43%, compared to 45% in Q2 2012. The year-over-year change reflects a higher product warranty provision in the current period, partially offset by the reversal of the accrual for SADI I royalties recorded in the first quarter of 2013.

For the three months ended June 30, 2013, total expenses decreased to $2.8 million, from $4.2 million in Q2 2012 as the Company tightened spending.

Second quarter selling and distributing expenses decreased to $1.6 million, from $2.0 million in Q2 2012, reflecting a reduction in personnel costs and reduced sales commissions as a result of lower sales volumes.

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General and administrative expenses decreased to $1.2 million, from $1.3 million in 2012, reflecting employee-related cost savings and reduction in bonuses accrued due to lower sales volumes, partially offset by acquisition costs of $0.1 million related to the CVG transaction.

Second quarter direct product development expenses increased to $1.0 million in 2013, from $0.9 million during the same period last year. This increase reflects a temporary $0.4 million increase in labour costs as Norsat accelerated development of the newly acquired CVG product lines, partially offset by $0.2 million employee-related cost savings and reduction in bonuses accrued due to lower sales volumes, and $0.1 reduction in supplies and materials. Product development expense claims under the SADI contract were higher in Q2 2013 compared to the same period last year. The contract enables the Company to claim eligible costs incurred between July 27, 2012 and December 31, 2017. Claims for the three months ended June 30, 2013 were $0.6, million compared to $0.2 million during the same period in 2012. As a result, net product development costs of $0.5 million for the three months ended June 30, 2013 were lower than the $0.8 million for the same period in 2012.

For the three months ended June 30, 2013, Norsat recorded other income of $0.5 million, compared to an expense of $0.2 million during the same period last year. The increase in other income reflects a $0.5 million foreign exchange gain resulting from the strengthening of the US dollar relative to the Canadian dollar, together with lower interest expenses as the Company reduces its acquisition loan and promissory note payable balances.

Second quarter earnings before income taxes increased to $0.9 million, from $0.2 million during the same period last year. This improvement reflects the foreign exchange gain, lower selling and distributing expenses, and decreased net product development expenses.

Second quarter net earnings from continuing operations were $0.9 million, or $0.02 per share basic and diluted, compared to $2.8 million, or $0.05 per share, basic and diluted, in Q2 2012. Net earnings in the 2012 period benefitted from a deferred income tax recovery of $3.0 million (net income tax recovery of $2.6 million) related to the reorganization of the Company’s legal structure.

EBITDA for the three months ended June 30, 2013 increased to $0.8 million, from $0.7 million during the same period in 2012. Gross profit was $0.7 lower year over year, reflecting lower sales volumes, partially offset by the reduction in total expenses.

For the six months ended June 30, 2013

For the six months ended June 30, 2013, total sales were $17.0 million, compared to $20.8 million for the same period last year.

Sales from the Sinclair Technologies segment were $10.8 million in the first six months of 2013, compared to $12.6 million during the same period in 2012. The year-over-year decrease reflects reduced government spending in Canada and the negative impact of US government budget sequestration.

Satellite Solutions sales were $3.0 million in the first half of 2013, compared to $3.8 million during the same period in 2012. Sales from this segment were impacted by reduced military orders for satellite equipment and services. In addition, service revenues declined by $0.5 million as warranties and post-service contracts expired.

Microwave Products sales were $3.2 million in the first six months of 2013, compared to $4.4 million during the same period in 2012. The Microwave segment was significantly impacted by the US budget sequestration.

On a consolidated basis, Norsat achieved a gross profit margin of 42% for the six months ended June 30, 2013, on par with results from the first half of 2012. The Microwave Products segment achieved a gross margin of 44%, comparable with results from the first half of 2012. First-half gross margins from the Sinclair Technologies segment declined to 43%, from 45% last year, reflecting an increase in the product warranty provision. First-half 2013 gross margins from Satellite Solutions segment decreased to 34%, from 37% in the first six months of 2012. The year-over-year change reflects a greater proportion of lower-margin revenues in the mix during the first half of 2013, especially related to airtime.

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For the six months ended June 30, 2013, total expenses decreased to $5.8 million, from $8.0 million during the same period in 2012.

First-half selling and distributing expenses decreased to $3.2 million from $3.7 million, reflecting reduced personnel expenses and a decrease in sales commissions as a result of lower sales volumes.

General and administrative expenses decreased to $2.2 million year-to-date, from $2.8 million in the first half of 2012. The reduction in G&A expenses reflects the absence of approximately $0.3 million in severance costs paid in Q1 2012 for the former President of Sinclair, together with approximately $0.4 million reduction in bonuses accrued due to lower sales volumes, partially offset by CVG acquisition-related costs of $0.1 million.

Direct product development expenses increased to $1.8 million during the first six months of 2013, from $1.5 million during the same period in 2012. This increase reflects higher costs to accelerate development of the newly acquired CVG product lines. On March 28, 2013, the Company secured a new repayable government contribution under the SADI program, which enables it to claim eligible costs incurred between July 27, 2012 and December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 2013, compared to just one in the first quarter of 2012. Claims for the six months ended June 30, 2013 were $1.2 million, compared to $0.4 million during the same period in 2012. As a result, net product development costs declined to $0.8 million for the six months ended June 30, 2013, from $1.3 million during the same period in 2012.

Other income for the first six months of 2013 increased to $0.4 million, from an expense of $0.2 million during the same period last year. This increase was driven by a $0.5 million foreign exchange gain, together with lower interest expenses resulting from a reduction in acquisition loan and promissory note payable balances.

For the six months ended June 30, 2013, earnings before income taxes increased to $1.3 million, from $1.0 million during the same period in 2012. Net earnings decreased to $1.3 million, or $0.02 per share, basic and diluted, from net earnings of $3.3 million, or $0.06 per share, basic and diluted, last year. The decline in net earnings reflects a net income tax recovery of $36,758 for the 2013 period, compared to a net income tax recovery of $2.4 million in the first half of 2012.

EBITDA for the six months ended June 30, 2013 was $1.6 million, compared to $1.9 million last year. The year-over-year change in EBITDA reflects reduced gross profit contributions resulting from lower sales volumes, partially offset by a $1.6 million reduction in total expenses due to reduced sale commissions as a result of lower sales volumes, lower G&A expenses from employee-related cost savings and higher government contributions.

Financial Position

Norsat ended the second quarter with cash and cash equivalents of $2.8 million, compared to $5.1 million as at December 31, 2012. The $0.5 million purchase price for the CVG transaction was financed with cash from operations.

In connection with its acquisition of Sinclair in January 2011, the Company secured a non-revolving acquisition loan of $12.0 million and a promissory note payable of $0.7 million, for a total of $12.7 million. As at June 30, 2013, the promissory note had been fully repaid and the acquisition loan balance had been reduced to $5.2 million. Norsat is fully in compliance with its bank covenants.

The Company also had access to undrawn credit facilities totaling $4.2 million as at August 7, 2013. Working capital as at June 30, 2013 was $8.4 million, compared to $7.5 million at December 31, 2012. The current ratio as at June 30, 2013 was 1.7 times, compared to 1.5 times as at December 31, 2012.

Outlook

While the US government budget sequestration and ongoing economic uncertainties continue to have a negative impact on market demand, Norsat anticipates modest revenue improvement in the second half of 2013 driven by our diversification activities.

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Going forward, the Company will continue to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Currently, Norsat is focusing on militaries beyond the US, as well as on the commercial, resource, transportation and public safety segments. It is also continuing to pursue other new revenue opportunities.

The recent acquisition of certain assets and certain liabilities of a US-based satellite communications business is another example of Norsat’s strategy in action. The acquired assets include new products and associated IP that align with Norsat’s existing product roadmap and have allowed Norsat to immediately enter new and additional areas within the satellite communications markets.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, are creating excellent conditions for realizing growth through business combinations. Norsat will continue to actively pursue merger and acquisition opportunities that provide strong value, further the Company’s strategic objectives and have the potential to be accretive to shareholders.

Norsat will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions provided to customers. In addition, the Company continues to evaluate strategic opportunities that will improve its overall operating and financial performance.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and at www.sedar.com.

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Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	June 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$ 2,770,252	$ 5,053,445
Trade and other receivables	6,199,712	7,093,169
Inventories	10,515,860	9,039,415
Prepaid expenses and other	393,486	624,025
Assets held for sale	24,978	-
Current assets	19,904,288	21,810,054
Non-current assets
Property and equipment, net	1,041,537	941,352
Intangible assets, net	7,739,344	8,544,267
Goodwill	5,126,356	5,388,501
Long-term prepaid expenses and other	9,340	26,295
Deferred income tax assets	4,172,000	4,172,000
Non-current assets	18,088,577	19,072,415
Total assets	$ 37,992,865	$ 40,882,469

LIABILITIES
Current liabilities
Trade and other payables	$ 1,932,418	$ 2,340,985
Accrued liabilities	2,708,188	3,482,535
Provisions	987,475	385,950
Promissory note payable	-	693,129
Taxes payable	179,123	174,939
Deferred revenue	342,924	231,068
Current liabilities before acquisition loan	6,150,128	7,308,606
Acquisition loan	5,385,797	6,953,255
Current liabilities	11,535,925	14,261,861
Non-current liabilities
Long-term deferred revenue	20,589	22,344
Deferred income tax liabilities	2,144,747	2,364,702
Non-current liabilities	2,165,336	2,387,046
Total liabilities	13,701,261	16,648,907
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(318,255)	(131,474)
Contributed surplus	4,155,959	4,041,715
Accumulated other comprehensive income	(944,174)	251,826
Deficit	(18,452,574)	(19,779,153)
Total shareholders' equity	24,291,604	24,233,562
Total liabilities and shareholders' equity	$ 37,992,865	$ 40,882,469

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Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Revenue	$ 8,598,212	$ 10,425,339	$ 16,951,866	$ 20,833,935
Cost of sales	4,912,928	5,998,850	9,904,439	11,849,608
Gross profit	3,685,284	4,426,489	7,047,427	8,984,327

Expenses:
Selling and distributing expenses	1,590,864	1,978,888	3,180,355	3,716,322
General and administrative expenses	1,155,638	1,291,626	2,185,415	2,768,730
Product development expenses, gross	1,116,993	973,726	1,995,391	1,745,170
Less: Government contributions	(572,134)	(192,394)	(1,197,847)	(434,302)
	3,291,361	4,051,846	6,163,314	7,795,920
Earnings before other expenses/(income)	393,923	374,643	884,113	1,188,407

Gain on bargain purchase	(47,773)	-	(47,773)	-
Loss on disposal of property and equipment	-	-	8,367	15,016
Interest and bank charges	58,427	128,881	185,181	277,047
(Gain)/loss on foreign exchange	(503,170)	56,813	(551,483)	(54,628)
Earnings before income taxes	886,439	188,949	1,289,821	950,972

Current income tax expense	40,673	379,444	100,208	656,112
Deferred income recovery	(68,314)	(2,995,322)	(136,966)	(3,065,683)
Net earnings for the period from continuing	914,080	2,804,827	1,326,579	3,360,543
operations

Net loss for the period from discontinued
operations	-	(34,249)	-	(72,294)
Net earnings for the period	$ 914,080	$ 2,770,578	$ 1,326,579	$ 3,288,249

Other comprehensive income
Exchange differences on translation of operations
in currencies other than US Dollars	(819,165)	(107,671)	(1,196,000)	65,132
Total comprehensive (loss)/income for the period	$ 94,915	$ 2,662,907	$ 130,579	$ 3,353,381

Net earnings/(loss) per share
Basic earnings/(loss) per share
Earnings from continuing operations	$ 0.02	$ 0.05	$ 0.02	$ 0.06
Earnings/(loss) from discontinued operations	-	(0.00)	-	(0.00)
Total	$ 0.02	$ 0.05	$ 0.02	$ 0.06
Diluted earnings/(loss) per share
Earnings from continuing operations	$ 0.02	$ 0.05	$ 0.02	$ 0.06
Earnings/(loss) from discontinued operations	-	(0.00)	-	(0.00)
Total	$ 0.02	$ 0.05	$ 0.02	$ 0.06

Weighted average number of shares outstanding
Basic	57,830,668	58,196,618	57,933,131	58,256,575
Diluted	57,867,947	58,196,618	57,989,327	58,256,575

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Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$ 914,080	$ 2,770,578	$ 1,326,579	$ 3,288,249
Income taxes paid	(60,353)	(99,452)	(60,353)	(678,756)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization	339,969	368,338	672,303	728,815
Foreign exchange (gain)/loss	(503,170)	183,890	(551,483)	(40,911)
Loan acquisition cost amortization	6,786	6,710	13,573	13,435
Loss on disposal of property and equipment	-	-	8,367	15,016
Gain on bargain purchase	(47,773)		(47,773)
Current income tax expense	40,673	379,444	100,208	656,112
Deferred income tax recovery	(68,314)	(2,995,322)	(136,966)	(3,065,683)
Share-based payments	74,957	50,989	165,149	102,839
Accretion of promissory notes	-	7,263	31,871	35,037
Government contribution	(581,109)	(192,394)	(1,231,996)	(495,047)
Changes in non-cash working capital	1,302,457	963,060	(340,507)	(297,550)
Net cash flows provided by/(used in) operating actitivies	1,418,203	1,443,104	(51,028)	261,556
Investing activities:
Acquisition of business	(530,170)	-	(530,170)	-
Purchase of intangible assets, property and equipment	(31,968)	(186,752)	(68,132)	(377,865)
Proceeds from government contributions
for acquisition of property and equipment	-	-	-	260,214
Proceeds from sale of property and equipment	-	-	4,200	42,390
Proceeds from sale of asset held for sale	7,800	-	7,800	-
Redemption of short-term investment	-	29,706	-	67,918
Proceeds from sale of subsidiary	-	-	13,583	-
Net cash flows used in investing activities	(554,338)	(157,046)	(572,719)	(7,343)
Financing activities:
Repayment of acquisition loan	(660,000)	(700,000)	(1,410,000)	(1,300,000)
Payment of promissory note	(362,500)	-	(725,000)	-
Purchase of treasury shares	(223,277)	(131,474)	(223,277)	(131,474)
Share purchase cost	(6,604)	-	(6,604)	-
Vesting of RSUs	(7,805)	-	(7,805)	-
Proceeds from government contributions	613,878	314,123	674,972	707,850
Net cash flows used in financing activities	(646,308)	(517,351)	(1,697,714)	(723,624)
Effect of foreign currency translation on
cash and cash equivalents	75,400	(36,454)	38,268	20,407
Increase/(decrease) in cash and cash equivalents	292,957	732,253	(2,283,193)	(449,004)
Cash and cash equivalents, beginning of period	2,477,295	3,011,618	5,053,445	4,192,875
Cash and cash equivalents, end of period	$ 2,770,252	$ 3,743,871	$ 2,770,252	$ 3,743,871

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About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime-based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward-Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources, and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources, and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

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